UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Quintiles Transnational Holdings Inc.

(Name of Issuer)

                        Common Stock, par value $0.01 per share

(Titles of Class of Securities)

                               74876Y101

(CUSIP Number)

                           December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 74876Y101		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors III, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 21,422,574
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 21,422,574
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,422,574
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5% (1)
12		TYPE OF REPORTING PERSON* CO

(1) Based on a total of 129,842,707 shares of Common Stock of Quintiles Transnational Holdings Inc. (the “Issuer”) outstanding as of February 6, 2014, as reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2014.

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CUSIP No. 74876Y101		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors V, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 21,422,574
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 21,422,574
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,422,574
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5% (2)
12		TYPE OF REPORTING PERSON* CO

(2) Based on a total of 129,842,707 shares of Common Stock of the Issuer outstanding as of February 6, 2014, as reported on the Issuer’s Annual Report on Form 10-K filed with the Commission on February 13, 2014.

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CUSIP No. 74876Y101		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tarrant Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 21,422,574
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 21,422,574
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,422,574
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5% (3)
12		TYPE OF REPORTING PERSON* CO

(3) Based on a total of 129,842,707 shares of Common Stock of the Issuer outstanding as of February 6, 2014, as reported on the Issuer’s Annual Report on Form 10-K filed with the Commission on February 13, 2014.

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CUSIP No. 74876Y101		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 21,422,574
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 21,422,574
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,422,574
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5% (4)
12		TYPE OF REPORTING PERSON* IN

(4) Based on a total of 129,842,707 shares of Common Stock of the Issuer outstanding as of February 6, 2014, as reported on the Issuer’s Annual Report on Form 10-K filed with the Commission on February 13, 2014.

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CUSIP No. 74876Y101		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 21,422,574
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 21,422,574
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,422,574
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5% (5)
12		TYPE OF REPORTING PERSON* IN

(5) Based on a total of 129,842,707 shares of Common Stock of the Issuer outstanding as of February 6, 2014, as reported on the Issuer’s Annual Report on Form 10-K filed with the Commission on February 13, 2014.

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Item 1(a). Name of Issuer:

Quintiles Transnational Holdings Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

4820 Emperor Blvd.

Durham, North Carolina 27703

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Advisors III, Inc., a Delaware corporation (“Advisors III”), TPG Advisors V, Inc., a Delaware corporation (“Advisors V”), Tarrant Advisors, Inc., a Texas corporation (“Tarrant Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing attached as Exhibit 1 hereto.

Advisors III is the general partner of TPG GenPar III, L.P., which is the general partner of TPG Quintiles Holdco, L.P., a Delaware limited partnership (“Holdco I”), which directly holds 5,336,577 shares of Common Stock of the Issuer. Advisors V is the general partner of TPG Quintiles Holdco II, L.P., a Delaware limited partnership (“Holdco II”), which directly holds 15,388,018 shares of Common Stock of the Issuer. Tarrant Advisors is the general partner of TPG Quintiles Holdco III, L.P., a Delaware limited partnership (“Holdco III” and, together with Holdco I and Holdco II, the “TPG Funds”), which directly holds 697,979 shares of Common Stock of the Issuer.

David Bonderman and James G. Coulter are officers and sole shareholders of each of Advisors III, Advisors V and Tarrant Advisors and may therefore be deemed to be the beneficial owners of the shares of Common Stock of the Issuer held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of such shares of Common Stock of the Issuer except to the extent of their pecuniary interest therein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d). Titles of Classes of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e). CUSIP Number:

74876Y101

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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment

Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership

(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
(b)	Percent of Class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

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(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8. Identification and Classification of Members of the Group.

The TPG Funds have entered into a Shareholders Agreement, dated as of January 22, 2008 (as supplemented and amended, the “Shareholders Agreement”), with certain other holders (the “Holders”) of shares of Common Stock of the Issuer. Pursuant to the Shareholders Agreement, the TPG Funds and the Holders have agreed to vote their shares of Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the TPG Funds and the Holders as a result of the Shareholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own at December 31, 2013 (based on publicly available information) 85,335,507 shares of Common Stock held in the aggregate by the TPG Funds and the Holders (including 1,000,000 shares underlying stock options that vest within 60 days), or 65.2% of the total number of outstanding shares of Common Stock of the Issuer (based on a total of 129,842,707 shares of Common Stock of the Issuer outstanding as of February 6, 2014, as reported on the Issuer’s Annual Report on Form 10-K filed with the Commission on February 13, 2014, and assuming the exercise of such options). Each Reporting Person and each TPG Fund disclaims beneficial ownership of the shares of Common Stock held by the Holders.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

TPG Advisors III, Inc. By: /s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Advisors V, Inc. By: /s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

Tarrant Advisors, Inc. By: /s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

David Bonderman

By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of David Bonderman (6)

James G. Coulter

By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of James G. Coulter (7)

 _______________

(6) Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).

(7) Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

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Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

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